UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Fortress International Group, Inc.
(formerly Fortress America Acquisition Corporation)
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

       34957J 10 0
(CUSIP Number)

Harvey L. Weiss
9841 Broken Land Parkway
Columbia, Maryland 21046
Telephone: (410) 312-9988
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.
8000 Towers Crescent Drive, 14th floor
Tysons Corner, VA 22182
Attention: James J. Maiwurm
Telephone: (703) 720-7890

January 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 34957J 10 0

1	NAMES OF REPORTING PERSONS: Harvey L. Weiss

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,070,000 (1)

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
1,070,000 (1)

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,070,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

(1)	Includes 452,000 shares of common stock issuable upon the exercise of warrants.

Item 1.    Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Fortress International Group, Inc., a Delaware corporation formerly known as Fortress America Acquisition Corporation (the “Issuer”). Also referenced below are warrants (“Warrants”) to purchase Common Stock that were issued in the Issuer’s 2005 initial public offering. The address of the principal executive offices of the Issuer is 9841 Broken Land Parkway, Columbia, Maryland 21046.

Item 2.   Identity and Background.

This Schedule 13D is filed on behalf of Harvey Louis Weiss (the “Reporting Person”) with respect to shares of Common Stock beneficially held by the Reporting Person.

This Schedule 13D relates to 1,070,000 shares of Common Stock (the “Shares”), including 452,000 shares of Common Stock issuable upon the exercise of Warrants held by Reporting Person.

Reporting Person serves as a director and Chairman of the Issuer.

The business address of Reporting Person is 9841 Broken Land Parkway, Columbia, Maryland 21046.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Reporting Person is a citizen of a United States.

Item 3.   Source and Amount of Funds or Other Consideration.

On March 9, 2005, in connection with the Issuer’s organization, the Reporting Person purchased 575,000 shares of Common Stock. The average price per share of the shares purchased was approximately $0.014.

In connection with the Issuer’s initial public offering, the Reporting Person and C. Thomas McMillen, who was then our Chairman, made a commitment that they would collectively, within the first 40 trading days after separate trading of Warrants commenced, purchase up to 600,000 Warrants in the public marketplace at prices not to exceed $0.70 per Warrant.  They further agreed that any Warrants purchased by them or their affiliates or designees would not be sold or transferred until the completion of a “Business Combination” as defined in the Issuer’s Amended and Restated Certificate of Incorporation.  Consistent with this commitment, the Reporting Person purchased 452,000 Warrants in the market.

In January, 2007, the Reporting Person purchased in the market 43,000 shares of Common Stock, as detailed in the table below, with personal funds, including funds borrowed on commercial terms by the Reporting Person.

Common Stock Purchase Date	Number of Shares Purchased	Aggregate Purchase Price
January 11, 2007	7,000	39,390.00
January 12, 2007	35,000	198,450.00
January 16, 2007	1,000	5,680.00
	43,000	$243,520.00

Item 4.   Purpose of Transaction.

The Reporting Person acquired the Shares and Warrants for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock or Warrants. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock or Warrants which he now owns or may hereafter acquire.

At the date of this statement, the Reporting Person, except as set forth in this statement and consistent with the Reporting Person’s position with the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

All of the percentages calculated in this statement take into account 2,602,813 shares issued in connection with Issuer’s acquisition (the “Acquisition”) of VTC, L.L.C. and Vortech, LLC (together, “TSS/Vortech”) from Thomas P. Rosato and Gerard J. Gallagher and certain other selling members and the conversion of approximately 756,500 shares of Common Stock into cash in connection with the vote on the acquisition of TSS/Vortech, resulting in approximately 11,396,314 outstanding shares of Common Stock (not including any shares issuable upon the exercise of Warrants). This number of outstanding shares does not include the 574,000 shares to be issued to employees of TSS/Vortech in connection with the acquisition of TSS/Vortech. The percentages reflect, in both the numerator and denominator of the computation as to the Reporting Person, the number of shares of Common Stock issuable upon the exercise of Warrants held by the Reporting Person.

All share ownership data in this Item 5 includes shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Person.

As of the date of this statement, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 1,070,000 shares of Common Stock, which represents approximately 9.0% of the Common Stock outstanding as of the date of this statement. The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 618,000 shares he holds directly and has the sole power to dispose or direct the disposition of the 452,000 shares subject to Warrants held by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Escrow of Founders’ Shares. Prior to the Issuer’s initial public offering, the Issuer issued 1,750,000 shares to its founding stockholders. All of the shares issued to the Issuer’s founding stockholders prior to the Issuer’s initial public offering (including an aggregate of 575,000 shares owned by the Reporting Person) remain in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement that expires on July 13, 2008. During the escrow period, these shares cannot be sold, but the founding stockholders will retain all other rights as stockholders, including, without limitation, the right to vote their shares of Common Stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of Common Stock, such dividends will also be placed in escrow.

Registration Rights Agreement. The Reporting Person and the Issuer, Washington Capital Advisors, LLC, David J. Mitchell, Asa Hutchinson, Donald L. Nickles, Paladin Homeland Security Fund, L.P., Paladin Homeland Security Fund (NY City), L.P., Paladin Homeland Security Fund (CA), L.P. and Paladin Homeland security Fund (Cayman Islands), L.P. are parties to a registration rights agreement with the Issuer pursuant to which the holders of the majority of such stockholders’ shares purchased prior to the Issuer’s initial public offering will be entitled to make up to two demands that the Issuer register such shares. The holders of a majority of such shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow, July 13, 2008. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of Common Stock are released from escrow. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Warrants. With the completion of the acquisition of TSS/Vortech, the Issuer’s outstanding Warrants to purchase Common Stock became exercisable.

Each Warrant entitles the registered holder to purchase one share of the Issuer’s Common Stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on January 19, 2007.

The Warrants will expire on July 12, 2009 at 5:00 p.m., New York City time.

The Issuer may call the Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per Warrant at any time after the Warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each Warrant holder; and

•
if, and only if, the reported last sale price of the Common Stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending third business days before the Issuer send notice of redemption to Warrant holders and the weekly trading volume of the Common Stock has been at least 200,000 shares for each of the two calendar weeks before the Issuer sends the notice of redemption.

The right to exercise the Warrants will be forfeited unless they are exercised before the date specified in the notice of redemption. On and after the redemption date, the record holder of a Warrant will have no further rights except to receive, upon surrender of the Warrants, the redemption price.

The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or a recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of common stock at a price below their exercise prices.

Voting Agreement. On January 19, 2007, at the closing of the Acquisition, the Issuer and, as stockholders, Gerard J. Gallagher, Thomas P. Rosato, C. Thomas McMillen and the Reporting Person entered into a Voting Agreement (the “Voting Agreement”). The Voting Agreement terminates immediately following the re-election of directors at the Issuer’s 2008 annual meeting.

In the Voting Agreement, the stockholders party thereto agree to vote their shares in favor of the following with respect to the election of directors:

•
Gerard J. Gallagher and Thomas P. Rosato have the right to propose the nomination of four nominees to the Issuer’s board of directors, two of whom must constitute “independent directors” within the meaning of NASDAQ rules, provided that at least one such “independent director” is approved by members of the board of directors that are not so nominated by Gerard J. Gallagher and Thomas P. Rosato; and

•
the members of the board of directors who are not nominated by Gerard J. Gallagher and Thomas P. Rosato have the right to designate five members of the board of directors, three of whom must constitute “independent directors” within the meaning of NASDAQ rules, provided that at least one such “independent director” must be approved by Gerard J. Gallagher and Thomas P. Rosato.

In the Voting Agreement, each stockholder party thereto has agreed to vote his shares to elect the following individuals to the Issuer’s board of directors: Gerard J. Gallagher; C. Thomas McMillen; David J. Mitchell; Donald L. Nickles; Thomas P. Rosato; and Harvey L. Weiss. While any director may be removed from the board of directors in the manner allowed by law and the Issuer’s governing documents, each of Gerard J. Gallagher and Thomas P. Rosato and the members of the board not nominated by Gerard J. Gallagher and Thomas P. Rosato have agreed not to vote their shares for the removal of the other group’s designees absent written approval of such group.

In the Voting Agreement, Gerard J. Gallagher and Thomas P. Rosato and the Reporting Person and C. Thomas McMillen agree to vote their shares, to the extent applicable, in favor of electing the following individuals to the following offices:

Harvey L. Weiss	Chairman of the Board of Directors
C. Thomas McMillen	Vice Chairman of the Board of Directors
Thomas P. Rosato	Chief Executive Officer
Gerard J. Gallagher	President/Chief Operating Officer

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1. Specimen Warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-123504), and incorporated herein by reference)

Exhibit 99.2. Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-123504), and incorporated herein by reference)

Exhibit 99.3 Voting Agreement dated January 19, 2007 by Fortress America Acquisition Corporation, Thomas P. Rosato, Gerard J. Gallagher, C. Thomas McMillen and Harvey L. Weiss (included as Exhibit 10.11 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2007

HARVEY L. WEISS

By:	/s/ Harvey L. Weiss
Name: Harvey L. Weiss

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Specimen Warrant certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-123504), and incorporated herein by reference)

99.2
Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-123504), and incorporated herein by reference)

99.3
Voting Agreement dated January 19, 2007 by Fortress America Acquisition Corporation, Thomas P. Rosato, Gerard J. Gallagher, C. Thomas McMillen and Harvey L. Weiss (included as Exhibit 10.11 to the Current report on Form 8-K of the Issuer dated January 19, 2007 and incorporated herein by reference)